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                             December 29, 2021

       Heng Fai Shan
       Chief Executive Officer
       Alset Capital Acquisition Corp.
       4800 Montgomery Ln. Suite 210
       Bethesda, MD 20814

                                                        Re: Alset Capital
Acquisition Corp.
                                                            Amended Draft
Registration Statement on Form S-1
                                                            Submitted December
27, 2021
                                                            CIK No. 0001897245

       Dear Mr. Shan:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Todd
Schiffman at 202-551-3491 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Finance